UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37792
CUSIP Number: 630104305

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NantHealth, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

760 W Fire Tower Rd, Suite 107
Address of Principal Executive Office (Street and Number)

Winterville, NC 28590
City, State and Zip Code

3000 RDU Center Drive, Suite 200
Former Address Office (Street and Number)

Morrisville, NC 27500
Former City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NantHealth, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “Form 10-Q”) by August 14, 2023, the prescribed filing due date for such filing for the reasons set forth below. The Company is presently seeking an amendment and/or waiver of certain covenants, including an extension of the maturity date, under the credit agreement for its senior secured term loan in the aggregate principal amount of $22.5 million, maturing on December 15, 2023 (the "Senior Secured Term Loan"), the result of which could have a significant impact on our financial position and disclosure. The Company has been in ongoing discussions with the lenders and other financial stakeholders regarding potential waivers to these covenants of the Senior Secured Term Loan and discussions around other liquidity opportunities to be secured in the very near term which the company would like to further discuss in order to include details in the filing. There can be no assurance that any such waivers or other liquidity opportunities will be obtained on terms acceptable to the Company or at all, and the failure to obtain such waivers or other liquidity opportunities could have a material adverse effect on the Company's financial condition and results of operations.

The Company is working diligently to complete its financial statements and related disclosures and anticipates filing the Form 10-Q as soon as practicable and no later than five calendar days following the prescribed due date as provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but can provide no assurance that it will be able to file by such time.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Bob Petrou	310	853-7676
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ⌧ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ⌧ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 other than statements of historical fact, including, without limitation, statements regarding the anticipated time frame within which the Company expects to file its Form 10-Q, are forward-looking statements. The words "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These forward-looking statements are based on the Company’s current beliefs and assumptions, which in turn are based on information available as of the date of this Form 12b-25, and are subject to certain risks and uncertainties that may cause actual results to differ materially from those contained in any forward-looking statement. Factors that could cause or contribute to such differences include, but are not limited to, the Company's expectations regarding its Senior Secured Term Loan and its other indebtedness and any potential default and waivers or amendments thereto, the status and result of discussions and negotiations with other financial stakeholders regarding other liquidity opportunities, the Company's business and liquidity outlook, and the timing, form and content of the Form 10-Q. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in the Company’s filings and reports with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Reports on Form 10-Q for each quarterly period during 2023, as well as other filings and reports that are filed by the Company from time to time with the SEC. You should consider these factors in evaluating the forward-looking statements included in this Form 12b-25 and not place undue reliance on such statements. These forward-looking statements are made only as of the date hereof and the Company undertakes no obligation to update or revise publicly any forward-looking statements, except as required by law.

NantHealth, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Bob Petrou
Bob Petrou, Chief Financial Officer